c/o Kuanggong Road and Tiyu Road 10th Floor, Chengshi Xin Yong She, Tiyu Road, Xinhua District s

Pingdingshan, Henan Province s People’s Republic of China s Phone: +86-3752882999

March 6, 2015

John Cash, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	SinoCoking Coal and Coke Chemical Industries, Inc.

Correspondence to Comments to Form 10-K for the year ended June 30, 2014

Filed: September 29, 2014

File No.: 1-15931

Dear Mr. Cash:

On behalf of SinoCoking Coal and Coke Chemical Industries, Inc. (the “Registrant”) and in response to the comment set forth in your letter dated February 23, 2015, we are writing to supply additional information. Capitalized terms used herein shall have the meanings ascribed to them in the Form 10-K for the year ended June 30, 2014 unless otherwise defined herein.

Item 1. Business Property, Plant and Equipment, page 19

1.          We note your response to comment two from our letter dated January 14, 2015. Please provide the requested information in English. We reissue the comment.

We have provided the requested information in English to you via electronic mail (with PDF attachments) dated March 6, 2015 from Kaufman & Canoles, P.C., our counsel. If your engineer has questions about our reserves, he may call Mr. Jianhua Lv at +86-3752882999. Note that Mr. Lv does not speak English, but we will coordinate for translation during the call.

As requested, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

John Cash, Branch Chief

March 6, 2015

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your assistance in reviewing this response.

Should you have any questions with respect to the above responses, please contact me or our U.S. legal counsel, Mr. Anthony W. Basch, at 804-771-5725.

Sincerely,

/s/ Song Lv

Song Lv

Cc: Anthony W. Basch (awbasch@kaufcan.com)